Exhibit 12.1

Western Digital Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year
	2013		2014		2015		2016		2017
	(in millions)
Computation of earnings:
Income before provision for income taxes	$1,222		$1,752		$1,577		$153		$769
Fixed charges	75		75		69		285		871
Undistributed equity in income from 50%-or-less-owned affiliates	—		—		—		(1)		(6)
Adjusted earnings	$1,297		$1,827		$1,646		$437		$1,634
Computation of fixed charges:
Interest expense	$54		$56		$49		$266		$847
Interest relating to lease guarantee of 50%-or-less-owned affiliates	—		—		—		—		6
Estimated interest portion of operating lease expense (1)	21		19		20		19		18
Fixed charges	$75		$75		$69		$285		$871
Ratio of earnings to fixed charges	17.3	x	24.4	x	23.9	x	1.5	x	1.9	x

(1)	Interest is estimated at 33% of rental charges, which considers industry benchmarks and assumption of average debt service cost over the assumed life of the related property.